POLICY COVER SHEET

Job Name: XP3310D5              Print Date and Time: 05/28/08 21:01
File Number: O617O
Business Center/
Original Business Unit:         FINANCIAL AND PROFESSIONAL SERVICES
Policy Number:                  490PB1848
Name of insured:                        THE BJURMAN, BARRY FUNDS
Agency Number:                  3180284
Department or Expense Center:   001
Underwriter:                    1536636         Underwriting Team:
Data Entry Person:              ANNA M.GUERRERO
Date and Time:                  05/28/08 14:40 002
Special Instructions
Policy Commencement Date: 03/31/08

THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT THE FOLLOWING SELECTED FORMS ARE NOT APPROVED ON THE FORMS STATUS TABLE

FORM NBR        EDITION CO      STATE                   TRANS DATE
* MLABL 09.85           1       CA                      008-05-01*

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

INSURED

ICB028 Ed. 7-04
2004 The Travelers Companies, Inc.
ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490PB1848

DATE ENDORSEMENT OR RIDER EXECUTED 05/28/08

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY      05/01/08

* ISSUED TO THE BJURMAN, BARRY FUNDS

Amend Declarations

It is agreed that: The following checked items are amended on the Declarations Page:

Item 1.
Name of Insured / Principal Address:

From:

The Bjurman, Barry Funds
101000 Santa Monica Blvd., Ste.1200
Los Angeles, CA 90067

To:

The Bjurman, Barry Funds
2049 Century Park East, Ste. 2505
Los Angeles, CA 90067

Item 2.
Bond Period:

From: 12:01 a.m. on to 12:01 a.m. on the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability is hereby amended to read as follows:

                                                          Limit of    Deductible
                                                          Liability   Amount
Insuring Agreement A - Fidelity                           $           $
Insuring Agreement B - Audit Expense                      $           $
Insuring Agreement C - Premises                           $           $
Insuring Agreement D - Transit                            $           $
Insuring Agreement E - Forgery or Alteration              $           $
Insuring Agreement F - Securities                         $           $
Insuring Agreement G - Counterfeit Currency               $           $
Insuring Agreement H - Stop Payment                       $           $
Insuring Agreement I - Uncollectible Items of Deposit     $           $
Optional Coverages Added by Rider:
                                                          $           $
                                                          $           $
                                                          $           $
                                                          $           $
                                                          $           $
Item 4. Offices or Premises Covered:

The following offices or premises are added:

This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

                            THE BJURMAN, BARRY FUNDS

                             Secretary's Certificate

      I, M. David Cottrell, Secretary of the Bjurman, Barry Funds (the "Trust"), hereby certify on behalf of the Trust as follows:

      1. Submitted herewith is a copy of the amended Fidelity Bond (the "Bond") procured by the Trust, in the amount of $1,000,000 and in the form required by Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act").

      2. Attached hereto as Exhibit A is a copy of the resolutions approving the form and amount of the Bond, unanimously adopted by the Board of Trustees of the Trust, including a majority of such Trustees who are not "interested persons" of the Trust, as defined in the 1940 Act, at their meeting on February 7, 2008.

      3. The premium with respect to the Bond has been paid for the period from approximately March 31, 2008 to March 31, 2009.

                                        /s/ M. David Cottrell
                                        ---------------------
                                        M. David Cottrell
                                        Secretary


Dated: August 12, 2008

                                                                       Exhibit A


                            The Bjurman, Barry Funds

                                   RESOLUTION

                            Adopted at the Meeting of
                            The Board of Trustees on
                                February 7, 2008

RESOLVED, by a majority of the Board of Trustees and separately by a majority of the Board of Trustees who are not "interested persons" of the Trust, as defined by the Investment Company Act of 1940, as amended (the "1940 Act"), that the continuation of the current Fidelity Bond (the "Bond") issued by St. Paul Fire and Marine Insurance Company, covering each officer and employee of the Trust against larceny and embezzlement, in the amount of $1,000,000.00 for a one-year term ending March 31, 2009, and in the proposed form presented at this Meeting, after consideration of all factors relevant by the Board, including, but not limited to, (i) the amount of the Bond, (ii) the expected value of the aggregate assets to the Trust to which any officer or employee of the Trust may have access, (iii) the amount of the premium for such Bond, (iv) the type and terms of the arrangements made for the custody and safekeeping of such assets, and (v) the nature of the securities in the Trust's portfolios, be, and it hereby is, approved;

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized to increase or reduce the amount of the Bond coverage from time to time to ensure adequate coverage based upon the value of the Trust's assets and to enable the Trust to remain in compliance with the 1940 Act and the rules promulgated thereunder;

FURTHER RESOLVED, that the Secretary of the Trust or his delegate be, and each hereby is, authorized to make all necessary filings and give all notices and information with respect to such Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the appropriate officer(s) of the Trust be, and each of them hereby is, authorized to make any and all payments and to do any and all such further acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.